Exhibit 99.1

InMode Ltd. Announces 2-for-1 Share Split

YOKNEAM, Israel, September 17, 2021 /PRNewswire/--InMode Ltd. (Nasdaq: INMD) (“InMode” or the “Company”), a leading global provider of innovative medical technologies, today announced a two-for-one (2:1) share split of the Company’s ordinary shares, with a record date of September 27, 2021 (the “Record Date”). The share split will take effect on September 30, 2021, and the Company’s ordinary shares will begin trading on a post-split basis on the Nasdaq Global Select Market on October 1, 2021.

On September 30, 2021, every share of the Company's pre-split ordinary shares held by a shareholder as of the Record Date, including shares subject to outstanding stock options and shares available for grant under the Company's equity incentive plans, will automatically be split into two shares of the Company's post-split ordinary shares. The share split will affect all shareholders uniformly and will not affect any shareholder's ownership percentage. The Company's shareholders will not be required to surrender their existing certificates to receive the shares to be issued pursuant to the share split, which will be effected by delivering additional shares in uncertificated book-entry form by American Stock Transfer & Trust Company, the Company’s transfer agent.

The share split was approved by the Company’s board of directors on September 14, 2021.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio-frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically-accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com